February 20, 2007

VIA EDGAR & FACSIMILE (202-772-9208)

Ms. Cecilia D. Blye

Chief, Office of Global Security Risk

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-5546

Re:	Oracle Corporation
Form 10-K for the Fiscal Year Ended May 31, 2006
Filed July 21, 2006
File No. 0-51788

Dear Ms. Blye:

This will respond to the comments and request for information set forth in your letter to Lawrence J. Ellison, Chief Executive Officer of Oracle Corporation (“Oracle” or the “Company”), dated December 29, 2006, regarding Oracle’s Form 10-K for the fiscal year ended May 31, 2006. We understand that this is a standard inquiry now being made of many public companies by the SEC’s Office of Global Security Risk, created to assist in the fight against global terrorism. As requested during your telephone conference with our attorneys on January 16, 2007, Oracle responds to each inquiry with information for the past three fiscal years 2004, 2005, 2006 through the current date in fiscal year 2007 (the “Relevant Period”).

Description of Contacts or Operations

You have asked Oracle to describe any “contacts with or operations in” Sudan, Syria and Iran and their materiality to the Company.

In brief, the Company does not have any business operations in Sudan, Syria or Iran and it has not conducted any business transactions with entities in Sudan or Iran. The Company has received an immaterial amount of revenue during the Relevant Period from an insignificant number of U.S. Commerce Department Bureau of Industry and Security (“BIS”) approved transactions with entities in Syria, conducted largely by resellers or distributors of Oracle products, and the Company is aware of two BIS approved

Ms. Cecilia D. Blye

Chief, Office of Global Security Risk

Division of Corporation Finance

United States Securities and Exchange Commission

transactions made by independent foreign entities involving their products and including a small percentage (ten percent or less) of Oracle products. These few transactions are not only approved by the U.S. Government, but are subject to Oracle’s own extensive and rigorously enforced export control and compliance program. Such transactions are immaterial to the Company and its shareholders in all respects.

Oracle (including its subsidiaries) does not maintain any offices, employees, agents or affiliates in Sudan, Syria or Iran, and no such operations are anticipated. The reference to phone numbers for sales, support and education contacts for Syria on Oracle’s website at www.oracle.com/global/me/corporate/contact.html is a reference to phone numbers in Oracle’s Middle East Operations headquarters office in Dubai, United Arab Emirates. Oracle does not have any authorized resellers or distributors based in Syria, Sudan or Iran, and none are currently anticipated. Oracle does have authorized distributors and resellers based in other countries of the Europe, Middle East, and Africa (“EMEA”) region, as well as customers throughout the EMEA region, who may themselves conduct business operations in Syria, Sudan and Iran. However, the terms of Oracle’s standard Oracle PartnerNetwork Agreements and Distribution Agreements governing reseller and distributor relationships, and Oracle’s standard License and Services Agreements for end users, provide clear notice that the export control laws of the United States apply to the Oracle software programs licensed and distributed and require compliance with such laws.

During the Relevant Period, Oracle, from time to time, received sales inquiries regarding its software products or related services from or for end users in Syria, Sudan or Iran. Inquiries were made to the Oracle Dubai office, or other Oracle offices in the EMEA region, and subsequently directed to Oracle’s Office of Global Trade Compliance to ensure proper handling.

During the Relevant Period, Oracle was directly or indirectly involved in sixteen software license and related first year support service transactions with or for nine end users in Syria. All transactions were made pursuant to the laws administered and export licenses granted by the BIS (“Export Licenses”). In addition to Oracle’s own due diligence, this federal agency is charged, inter alia, with determining in the licensing process that transactions under review will not contribute to terrorism or activities hostile to U.S. interests. All but two of the transactions were done through authorized resellers or distributors (i.e., indirect). The end users include private and governmental or quasi-governmental entities, although we note that Oracle’s products are intended for use for enterprise business applications only, regardless of the nature of the end user. The revenue for the transactions includes $1,583,973.10 in license revenue and $322,540.64 in first year support service revenue for a total of $1,906,513.74.

Ms. Cecilia D. Blye

Chief, Office of Global Security Risk

Division of Corporation Finance

United States Securities and Exchange Commission

During the Relevant Period, Oracle itself did not conduct or assist with any business with or for any end user in Sudan or Iran. However, during the Relevant Period Oracle received notice from independent foreign entities of one export of a product incorporating Oracle software programs constituting less than ten percent (10%) by value of the independent foreign entity’s end product (a “De Minimis re-export”) to an end user in Sudan and one De Minimis re-export of Oracle software programs to an end user in Iran, as permitted under applicable De Minimis or other export license exemptions available under the Export Administration Regulations (“EAR”) administered by BIS and the general licenses of the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) permitting De Minimis re-exports of U.S. content to Iran (see 31 C.F.R Section 560.511) and Sudan (see 31 C.F.R. Section 538.507) (“De Minimis Export Licenses”). As you are aware, a De Minimis Export License for export of goods to an embargoed country or restricted entity may be obtained from the BIS by an entity producing a foreign good, where the foreign good incorporates eligible U.S. components at up to ten percent (10%) of the overall good being exported into an embargoed country. (See EAR Section 734.4.) OFAC follows BIS concepts in its De Minimis re-export general licenses, which require no application but require compliance with EAR requirements for such re-exports. Both end users were commercial entities. The information regarding the De Minimis Export Licenses was made available to Oracle as a courtesy from the independent foreign entities, and Oracle did not facilitate the transactions in any way. The software license revenue associated with the De Minimis transaction for the single end user in Sudan was $1,120,179.75, and the associated first year support revenue was $246,392.02, for total revenue of $1,366,571.77. This revenue was received not from the end user in Sudan, but from the independent foreign entity under its license from Oracle. The software license revenue for the De Minimis transaction for the single end user in Iran was $8,070.75, and there was no associated support service revenue. Again, the license revenue came from the independent foreign entity, not its Iranian end user.

Oracle does not currently anticipate conducting business with or for end users in Iran or Sudan but cannot anticipate or control De Minimis Export License transactions by independent foreign sources. The Company currently anticipates a low volume of software license and related support service transactions with or for entities in Syria, all pursuant to U.S. Government Export Licenses, in keeping with standard practice, for the foreseeable future.

Ms. Cecilia D. Blye

Chief, Office of Global Security Risk

Division of Corporation Finance

United States Securities and Exchange Commission

The materiality of the above-described contacts is discussed below.

Materiality

You have asked Oracle to assess the materiality of any business activities with entities in Sudan, Syria or Iran.

The Company does not believe that a reasonable investor would consider Oracle’s limited and lawful business activities in Syria to be material from either a quantitative or qualitative perspective. Similarly, a reasonable investor would be unlikely to consider Oracle to be doing business in Iran or Sudan based on the limited re-export of Oracle software products initiated by independent foreign sources to end users in those countries under U.S. Government issued De Minimis Export Licenses. If this third-party incorporation of De Minimis levels of Oracle software in foreign products were considered to constitute business done by Oracle, it would nonetheless not be considered material to Oracle shareholders from either a quantitative or qualitative perspective.

As to the quantitative analysis, the revenue generated by the described activities is not significant in comparison with the Company’s global revenue. The total software license and first year support service revenues from (i) transactions with or for Syrian end users and (ii) the independent foreign entities who sold their products to Iran and Sudan for the Relevant Period (the “Referenced Transactions”) are $2,712,223.60 and $568,932.66, respectively, for a total of $3,281,156.26. As compared to Oracle’s total global revenue of almost $44.1 billion for combined fiscal years 2004, 2005 and 2006 and the first half of 2007 (“H12007”), the above described transactions represent .007 per cent of total revenue for that period.1 For each relevant fiscal year, the combined software license and first year support service revenue from the Referenced Transactions is compared with total global revenue for the same period (except FY07, which has not reported YTD revenues), as follows:

[1]	Oracle does not have revenue figures to report for its third quarter of FY07, due to close on February 28, 2007.

Ms. Cecilia D. Blye

Chief, Office of Global Security Risk

Division of Corporation Finance

United States Securities and Exchange Commission

Fiscal Year	Combined License and First Year Support Service Revenue from Referenced Transactions ($)	Total Global Revenue ($)
2004	672,523	10,155,771,348
2005	703,468	11,799,116,892
2006	1,836,139	14,379,509,166
H12007	69,026	7,753,950,848

The revenue from the Referenced Transactions represents a miniscule fraction of total global revenue such that it is not material from a quantitative perspective.

The qualitative analysis of the business activity described with respect to the Referenced Transactions also leads us to conclude that it is not material and would not be deemed such by a reasonable investor. First, Oracle complies with all applicable U.S. export laws and regulations. Every transaction conducted with or for an end user in Syria is subject to an appropriate Export License, and the two De Minimis re-export transactions conducted by independent foreign entities in Iran and Sudan were subject to De Minimis Export Licenses. In issuing such licenses, the relevant U.S. authorities were responsible for making a determination that the exports do not present a high risk of use of this U.S. software for terrorist purposes. Second, as described below, Oracle maintains a stringent export control program, and works closely with the BIS and other government entities to ensure that Oracle and its resellers, distributors and customers comply with U.S. and other applicable export control laws. Third, as a matter of standard global business practices, Oracle requires its resellers, distributors and customers to execute an agreement acknowledging that Oracle’s software programs are subject to U.S. and other applicable export control laws and requiring adherence to those laws in their re-exports. Fourth, although the Company does not detail the limited and immaterial business activity in Syria in its periodic public filings, it discloses contact information for customers or potential customers in Syria on its public website. Therefore, its lawful business activity with and for a small number of end users in Syria is a matter of public knowledge. To our knowledge, this publicly available information has not resulted in any negative impact to the Company’s reputation or share value. Fifth, the two De Minimis re-export transactions with entities in Iran and Sudan were conducted by independent foreign entities, and Oracle did not facilitate these transactions or receive any payments from the end users in Iran or Sudan. Sixth, Oracle is not aware of any shareholder inquiries

Ms. Cecilia D. Blye

Chief, Office of Global Security Risk

Division of Corporation Finance

United States Securities and Exchange Commission

regarding business activity in Syria, Iran or Sudan, including inquiries from the various state pension funds, or state or university investors or the potential investors referenced in your December 29, 2006 letter. Further, such activity has not been the subject of any shareholder initiative concerning contacts with countries identified as state sponsors of terrorism. Seventh, the Company believes that other U.S. and foreign-based software companies, with product functionality and classifications similar to Oracle’s, conduct business in Syria, Iran and Sudan. Accordingly, Oracle does not believe that investors will or should consider Oracle’s limited and lawful activity as detailed herein unusual. Finally, to our knowledge, neither the governments of Syria, Iran or Sudan, nor entities controlled by any of them, have received cash or acted as an intermediary in connection with the Referenced Transactions.

Oracle’s Export Control Program

You have asked Oracle to describe the impact of any internal regulatory compliance program or internal risk assessment on the referenced business activities.

Oracle complies fully with all U.S. and other applicable export control and sanctions laws and regulations, and works with the BIS to properly classify Oracle products with encryption (pursuant to rules governing exports and re-exports of encryption items found in the EAR 15 C.F.R. Parts 730-774, Sections 740.13, 740.17, and 742.15). Those commodities requiring review by the BIS have received an Export Control Classification Number of 5D002 ENC “Retail/Unrestricted.” This classification permits Oracle greater control over our resellers, distributors and customers, which is further buttressed by the standard export restrictions included in all contracts. No Oracle products are defined as “defense articles” or “defense services” under the International Traffic in Arms Regulations (“ITAR”).

The Company’s export compliance program is manifested in its Export Management System (“EMS”), administered by the Global Trade Compliance office within Oracle’s Global Information Security (“GIS”) group. GIS and Oracle’s EMS positively impact Oracle’s and its resellers’, distributors’ and customers’ adherence to the U.S. and other applicable export control and sanctions laws by guarding against both intentional and inadvertent export violations. There are several components to the program, including published policies and processes; employee and partner training and periodic audits; an automated embargoed country and restricted party screening process tied to Oracle’s order management systems; “pre-ship” audits and “post-shipment” verifications, including manual review of the transactions; and outreach to the Office of Export Enforcement in cases of suspected violations by third parties.

Ms. Cecilia D. Blye

Chief, Office of Global Security Risk

Division of Corporation Finance

United States Securities and Exchange Commission

Each transaction, regardless of type or delivery method (e.g., ship, no ship, electronic product delivery) is individually scrutinized to ensure compliance with U.S. and other applicable export control and sanctions laws, and Oracle works proactively and cooperatively with the U.S. Government (including but not limited to the BIS, Office of Export Enforcement and OFAC) to report and investigate any cases in which we know, or have reason to know, of third party violations.

Applicability of Iran Sanctions Act and Iran Freedom Act

You have asked us to address the applicability of Section 5(b) of the Iran Sanctions Act of 1996, as amended by the Iran Freedom Support Act on September 30, 2006, to any activities associated with Iran.

We are unaware of any transactions with Iran by any party utilizing Oracle software since the passage of the referenced provision. The single, De Minimis re-export transaction conducted by an independent foreign source, in which Oracle software constituted ten percent (10%) or less of the overall foreign made good, to a commercial end user in Iran, was made prior to the passage of this provision and subject to the BIS and OFAC De Minimis Export Licenses.

Acknowledgments

In connection with the Company’s response to your comments, Oracle acknowledges the following:

Oracle is responsible for the adequacy and accuracy of the disclosure in its filing;

Staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Cecilia D. Blye

Chief, Office of Global Security Risk

Division of Corporation Finance

United States Securities and Exchange Commission

If you have any further questions, please contact me at (650) 506-5500.

Very truly yours,

/s/ Daniel Cooperman

Daniel Cooperman
Senior Vice President, General Counsel and Secretary

DC:lcs

cc:	James Lopez, Division of Corporation Finance, SEC
Barbara Jacobs, Assistant Director, Division of Corporation Finance, SEC
Safra A. Catz, President, Chief Financial Officer and Director, Oracle Corporation
Jennifer Minton, Senior Vice President, Finance and Operations, Oracle Corporation
Dorian Daley, Vice President, Legal and Associate General Counsel, Oracle Corporation